50
4-27

SECURITIES AND EXCHANGE COMMISSION

04015440

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Ky
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44462

SEC MAIL PROCESSING
RECEIVED
APR 20 2004
WASH. D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CapWest Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5808 South Rapp Street, Suite #108
(No. and Street)

Littleton	Colorado	80120
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra White 303-798-5407
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Comiskey & Company, P.C.
(Name — if individual, state last, first, middle name)

789 Sherman Street, Suite #440, Denver, Colorado 80203
(Address) (City) (State) (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 30 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

The accompanying notes are an integral part of the financial statements.

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Debra White, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CapWest Securities, Inc., as of December 31, 2003 ~~XX~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Debra White
Signature

President
Title

Notary Public
My Commission expires 1/22/2006

PAMELA L. SCHNEITHORST
NOTARY PUBLIC
STATE OF COLORADO

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of ~~Income (Loss)~~ Operations.
- XX (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- XX (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CapWest Securities, Inc.

Financial Statements

December 31, 2003

CONTENTS

Comiskey Professional Corporation
&Company

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholder
CapWest Securities, Inc.
Littleton, Colorado

We have audited the accompanying statement of financial condition of CapWest Securities, Inc. (the "Company") as of December 31, 2003, and the related statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CapWest Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital Under Rule 15c3-1 and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 as of December 31, 2003 are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Denver, Colorado
January 29, 2004

Comiskey & Co.
PROFESSIONAL CORPORATION

Certified Public Accountants & Consultants
789 Sherman Street • Suite 440 • Denver, CO 80203
(303) 830-2255 • Fax (303) 830-0876 • info@comiskey.com • www.comiskey.com

CapWest Securities, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	49,084
Commissions receivable		44,105
Receivables from non-customers		3,887
Deposits		1,645
Prepaid expenses		14,768
TOTAL ASSETS	$	113,489

LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Commissions payable	$	50,129
Accounts payable		6,182
Total current liabilities		56,311
STOCKHOLDER'S EQUITY		
Common stock, $0.01 par value; 10,000 shares authorized; 1,000 shares issued and outstanding at December 31, 2003		10
Additional paid-in capital		69,763
Accumulated deficit		(12,595)
Total stockholder's equity		57,178
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	113,489

The accompanying notes are an integral part of the financial statements.

CapWest Securities, Inc.
STATEMENT OF OPERATIONS
For the year ended December 31, 2003

REVENUES		
Commissions	$	768,775
Interest income		27
Other income		11,883
Total income		780,685
EXPENSES		
Commissions		538,997
General and administrative		44,065
Management fees - related party		175,699
Total expenses		758,761
NET LOSS BEFORE INCOME TAX		21,924
Income tax benefit		-
NET LOSS	$	21,924

The accompanying notes are an integral part of the financial statements.

CapWest Securities, Inc.
STATEMENT OF STOCKHOLDER'S EQUITY
For the year ended December 31, 2003

	Common Stock		Additional		Total
	Number of shares	Amount	Paid - in capital	Accumulated deficit	stockholder's equity
Balances, January 1, 2003	1,000	$ 10	$ 69,763	$ (34,519)	$ 35,254
Net loss	-	-	-	21,924	21,924
Balances, December 31, 2003	1,000	$ 10	$ 69,763	$ (12,595)	$ 57,178

The accompanying notes are an integral part of the financial statements.

CapWest Securities, Inc.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 21,924
Adjustments to reconcile net income to net cash flows from operating activities:	
Decrease in accounts receivable	9,729
Increase in prepaid expenses	(2,314)
Decrease in accounts payable	(25,745)
Net cash flows from operating activities	3,594
CASH FLOWS FROM INVESTING ACTIVITIES	
Net cash flows from investing activities	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Net cash flows from financing activities	-
NET INCREASE IN CASH AND CASH EQUIVALENTS	3,594
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	45,490
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 49,084

The accompanying notes are an integral part of the financial statements.

1. **Summary of Significant Accounting Policies (continued)**

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years. The Company and its parent file a consolidated income tax return. Income tax expense in the Company's income statement has been allocated on the basis of the Company's earnings as a percentage of total consolidated earnings, as adjusted for temporary tax differences.

2. **Clearing Deposit**

The Company maintained a $15,000 deposit with a clearing broker/dealer and has provided a security interest with respect to the amount deposited. During 2003, the company switched clearing brokers and has yet to receive a refund of its clearing deposit from the former broker. The new broker requires a $10,000 clearing deposit.

3. **Leases**

The Company's parent, Capstone Financial Group, Inc. ("Capstone"), entered into a one-year lease for office space which it shares with the Company. Effective for the 2003 fiscal year, rent is included in management fees paid to Capstone.

4. **Related Party Transactions**

The Company has a management fee agreement with its sole stockholder, Capstone Financial Group, Inc. ("Capstone"). Management fees paid to Capstone during 2003 totaled $175,699. The amount receivable from Capstone as of December 31, 2003 was $0.

Debra H. White, the Secretary/Treasurer, is the guarantor in the Clearing Broker Agreement with Legent Clearing Corp.

5. **Income Taxes**

The Company files a consolidated Federal income tax return with its parent, Capstone Financial Group, Inc. As of December 31, 2003, the Company's profit has been offset by approximately $14,500 in tax losses sustained by the parent in the current fiscal year, as well as a $9,300 net operating loss carryforward belonging to the consolidated group. Consequently, the accompanying financial statements contain no provision for federal income tax. Approximately $400 of state income tax is included in general and administrative expense.

6. **Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provision. As of December 31, 2003, the Company had net capital and minimum net capital requirements of $38,039 and $5,000, respectively. The net capital ratio (aggregate indebtedness to net capital) was 1.48 to 1. In accordance with Rule 15c3-1, the net capital ratio may not exceed 15 to 1.

CapWest Securities, Inc.
SCHEDULE OF COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SEC
December 31, 2003

Computation of Net Capital

1.	Total ownership equity from Statement of Financial Condition		$ 57,178
2.	Deduct ownership equity not allowable for Net Capital		-
3.	Total ownership equity qualified for Net Capital		$ 57,178
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
	B. Other (deductions) or allowance credits (List)		-
5.	Total capital and allowable subordinated liabilities		$ 57,178
6.	Deductions and/or changes:		
	A. Total nonallowable assets from Statement of Financial Condition	$ 19,139	
	B. Secured demand note deficiency	-	
	C. Commodity future contracts and spot commodities-proprietary capital charges	-	
	D. Other deductions and/or charges	-	
			$ (19,139)
7.	Other additions and/or allowable credits		-
8.	Net capital before haircuts on securities positions		$ 38,039

The accompanying notes are an integral part of the financial statements.

CapWest Securities, Inc.
SCHEDULE OF COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SEC
(CONTINUED)
December 31, 2003

Computation of Net Capital (continued)

9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments	$ -	
	B. Subordinated securities borrowings	-	
	C. Trading and investment securities:		
	1. Exempted securities	-	
	2. Debt securities	-	
	3. Options	-	
	4. Other securities	-	
	D. Undue concentration	-	
	E. Other	-	
			$ -
10.	Net Capital		38,039

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

11.	Minimum net capital required (6-2/3% of line 18)	$ 3,753
12.	Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000
14.	Excess net capital (line 10 less line 13)	$ 33,039
15.	Excess net capital at 1000% (line 10 less 10% of line 16)	$ 32,408

The accompanying notes are an integral part of the financial statements.

CapWest Securities, Inc.
SCHEDULE OF COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SEC
(CONTINUED)
December 31, 2003

Computation of Aggregate Indebtedness

16.	Total Aggregate Indebtedness liabilities from Statement of Financial Condition		$ 56,311
17.	Add:		
	A. Drafts for immediate credit	$ -	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	-	
	C. Other unrecorded amounts	-	
			$ -
18.	Total aggregate indebtedness		$ 56,311
19.	Percentage of aggregate indebtedness to net capital		148%
20.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(c)		

Computation of Alternative Net Capital Requirement

The "Computation of Alternative Net Capital Requirement" is not applicable and, therefore, items 22 through 26 have not been included.

Reconciliation of Audited Net Capital to Previously Reported Amounts

The Company's unaudited Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (the "Schedule") previously filed with Part IIA for the year ended December 31, 2003 contained no material or potentially material differences as compared to audited Net Capital.

CapWest Securities, Inc.
SCHEDULE OF COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SEC
(CONTINUED)
December 31, 2003

CapWest Securities, Inc. is exempt under Rule 15c3-3 in accordance with Section (k)(2) of the Securities and Exchange Act of 1934. All customer transactions are cleared through another broker/dealer on a fully-disclosed basis. The clearing firm is Legent Clearing Corp.

Comiskey Professional Corporation
& Company

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
CapWest Securities, Inc.
Littleton, Colorado

In planning and performing our audit of the financial statements of CapWest Securities, Inc. for the year ended December 31, 2003, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by CapWest Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of Aggregate Indebtedness (or Aggregate Debits) and Net Capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and other practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants & Consultants

789 Sherman Street • Suite 440 • Denver, CO 80203
(303) 830-2255 • Fax (303) 830-0876 • info@comiskey.com • www.comiskey.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (CONTINUED)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structures, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Denver, Colorado
January 29, 2004

Comiskey & Co.

PROFESSIONAL CORPORATION